                                                  TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILLING BEGINS IN COLOMBIA ON MIRANDA’S PAVO REAL PROJECT

Vancouver, BC, Canada – November 1, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that its funding partner, Red Eagle Mining (TSX-V:RD) has commenced a 16,400 ft (5,000 m) diamond core drilling program on the Pavo Real project located in the Tolima Department, Colombia.

This initial program consists of eight core holes that will be drilled at angles of 45 degrees. A drill plan is available on the Company’s website. Geologic targets include broad zones of mineralized quartz veins and veinlets, and mineralized dikes and breccias.  Links: http://www.mirandagold.com/i/maps/PavoReal/Figure8.jpg and http://www.mirandagold.com/i/maps/PavoReal/Figure9.jpg

Strong radiometric anomalies inferred as potassic alteration zones coincide with mapped structures, historic workings and samples with anomalous grades of gold.  Of the 1,040 rock samples taken on the property, 540 rock samples assayed over 0.1 g Au/t, averaging 4.1 g Au/t.  Highlights of surface sampling include 135 ft of 0.043 oz Au/t (41 m of 1.47 g Au/t) in the La Virgin target area on the Pavo Real project.

Joe Hebert, Miranda’s Vice President of Exploration recently returned from a field trip to Pavo Real where he assisted the Red Eagle Team in planning this drill campaign.  According to Joe, “We are pleased to initiate our first drill program in Colombia and we are really excited about the potential at Pavo Real.  We are seeing numerous targets with robust surface values associated with multiple rock types including sediments, dikes, and breccias. Red Eagle has done an excellent job mapping and advancing targets on the project. We hope this work is rewarded with positive drill results”.

In preparation to drilling and in order to define the initial drill targets the following work was completed:

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Detailed structural and geological mapping on surface and in historic underground workings;

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Trenching;

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Collection and analysis of 1,040 rock samples;

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Aerial magnetic and radiometric (potassic alteration) surveys; and

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Petrographic thin section study.

All preparation for drilling has been completed, including construction of drill pads, obtaining a water supply, storage facilities, permits, and surface rights access.  The Pavo Real project is easily accessed by road with manpower, water and power readily available.  It is located four km from the town of Rovira and 20 km from the city of Ibague.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.